Filed Pursuant to Rule 433

Registration Statement No. 333-158920

Dated January 10, 2011

Commonwealth Edison Company

$600,000,000 FIRST MORTGAGE 1.625% BONDS, SERIES 110, DUE 2014

FINAL TERMS AND CONDITIONS

Issuer:	Commonwealth Edison Company

Ratings:	Baa1 (Stable) (Moody’s) A- (Stable) (S&P) BBB+ (Stable) (Fitch)

Principal Amount:	$600,000,000

Title of Securities:	First Mortgage 1.625% Bonds, Series 110, due 2014

Legal Format:	SEC-Registered (Registration No. 333-158920)

Trade Date:	January 10, 2011

Settlement Date:	January 18, 2011

Maturity Date:	January 15, 2014

Issue Price:	99.855% of principal amount, plus accrued interest, if any, from January 18, 2011

Coupon:	1.625%

Benchmark Treasury:	0.75% due December 15, 2013

Spread to Benchmark:	70 basis points (0.70%)

Treasury Yield:	0.975%

Reoffer Yield:	1.675%

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on July 15, 2011

Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury rate plus 10 basis points, plus accrued and unpaid interest to the redemption date

CUSIP:	202795 HW3

Underwriters:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. Incorporated

Loop Capital Markets LLC Mizuho Securities USA Inc. Scotia Capital (USA) Inc.

RBC Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Credit Suisse Securities (USA) LLC by calling 1-800-221-1037, J.P. Morgan Securities LLC by calling (212) 834-4533, or Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.